Filed by Algoma Steel Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form F-4 File No.: 333-257732
Subject Company: Legato Merger Corp.
(Commission File No. 001-39906)

MEDIA RELEASE

August 19, 2021

Algoma Steel Inc. Announces Strong First Quarter Results;

Parent Company Expected to Become Public in 2021

SAULT STE. MARIE, ONTARIO (August 19, 2021) – Today Algoma Steel Inc. (the “Company”) reported strong first quarter results for the fiscal quarter ended June 30, 2021, setting the stage for its parent company, Algoma Steel Group Inc. (“Algoma”) to become a public company later in 2021. Unless otherwise specified, all amounts are in Canadian dollars.

In the first quarter of fiscal 2022, the Company earned a net income of $214 million, up from $114 million in the prior quarter and a $43 million loss in Q1 fiscal 2021.

The Company’s strong financial performance is primarily attributable to an improvement in shipment volume, strong steel demand and improved selling prices.

Shipments for the first quarter increased by 47% to 610,000 tons, compared to 416,000 tons in Q1 fiscal 2021, culminating in steel revenue of $765 million, up 124% from $423 million in the first quarter of fiscal 2021 and from $633 million in the prior year quarter.

The strong demand and realized pricing, as well as the Company’s focus on cost containment, contributed to $281 million of Adjusted EBITDA for the first quarter, up from $167 million in the prior quarter and $21 million in Q1 fiscal 2021. As described below, Adjusted EBITDA is a non-GAAP/IFRS measure of profitability that management uses as an indicator of the operational health of the business.

The Company’s Chief Executive Officer Michael McQuade remarked on the Company’s first quarter performance, “We believe that our ongoing focus on keeping our employees safe and developing a culture of continuous improvement, coupled with a steady stream of strategic investments in our operating facilities, improves our position across the steel cycle. The extended strength we see in the steel market positions us favorably for our pending return to public markets. In addition, last month’s announcement of the Government of Canada’s anticipated $420 million in support for our proposed transition to electric arc furnace (“EAF”) technology, together with up to US$306 million of new equity capital that may be provided by our merger with Legato Merger Corp. (“Legato”, NASDAQ: LEGO, LEGOU, LEGOW), is expected to make our sustainability transformation possible.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Information About Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the anticipated benefits of the Government of Canada’s funding, which is subject to the negotiation of definitive documentation, will fail to materialize as planned or at all; the risk that the benefits of the proposed merger with Legato (the “transaction”), including the amount of proceeds provided thereby, may not be realized; the risk that the transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the transaction, including the failure of Legato’s stockholders to approve and adopt the merger agreement or the failure of Legato to satisfy the minimum cash condition following redemptions by its stockholders; the inability to complete the concurrent private placement in connection with the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the transaction; the effect of the announcement or pendency of the transaction on Algoma’s business relationships, operating results and business generally; risks that the proposed transaction could disrupt current plans and operations of Algoma; the risks associated with the steel industry generally; the ability of Algoma to implement and realize its business plans, including Algoma’s ability to transform to EAF steelmaking; the risk of downturns and a changing regulatory landscape in Algoma’s highly competitive and cyclical industry; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Legato’s final prospectus dated January 19, 2021 relating to its initial public offering (the “Legato Final Prospectus”) and in subsequent filings with the Securities and Exchange Commission (the “SEC”), including the amended proxy statement/prospectus described below, filed by Algoma and Legato in connection with the transaction. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This news release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma and Legato, Algoma has filed with the SEC a registration statement on Form F-4 which includes its prospectus as well as Legato’s preliminary proxy statement (as amended, the “Preliminary Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Preliminary Proxy Statement/Prospectus and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma by email to brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above. Additional information regarding Legato’s directors and executive officers can also be found in the Legato Final Prospectus. These documents are available free of charge as described above.

Presentation of Financial Information

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). As such, the Company’s financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP.

Non-IFRS Financial Measures

Adjusted EBITDA refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange loss (gain), finance income, carbon tax, share based compensation related to performance share units and business combination adjustments. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure that can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it might continue to be your partner in steel.

For more information, please contact:

Brenda Stenta
Manager Communications & Branding
Algoma Steel Inc.
Phone: +1.705.206.1022
E-mail: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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